January 25, 2005


Via Facsimile (441) 295-8280 and U.S. Mail

Michael Morrison
John Wardrop
Joint Provisional Liquidators
LaSalle Re Holdings Limited
Crown House
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Re:	LaSalle Re Holdings Limited
	Schedule 14D-9 filed January 19, 2005
	SEC File No. 5-46709

Dear Messrs Morrison and Wardrop:

We have reviewed the Schedule 14D-9 referenced above and have the following comments. All defined terms have the same meaning as in your offer materials.

1. We note that LaSalle Re Holdings Limited ceased to file periodic reports other than Form 8-Ks after August 27, 2003. Indicate whether the Company sought relief from its reporting obligations under SLB 2.
We may have additional comments.

2. Rule 14e-2 of Regulation 14E requires you to "publish, send or give" to shareholders within 10 business days from the date of commencement of a tender offer, a statement as to the Company`s position on that offer. The initial Schedule TO-T for this offer was filed on December 23, 2004 and your Schedule 14D-9 was not filed until January 19, 2005. Explain in your supplemental response why you believe you have complied with the timing requirement of Rule 14e-2.

3. Indicate in your response letter how the information required by
Schedule 14D-9 and Rule 14e-2 was disseminated to the Company`s shareholders. Note that in a registered offer, the requirement to "publish, send or give" to shareholders a statement of the Company`s position with respect to the tender offer is generally not satisfied by issuing a press release alone. See Rule 14d-9 and Rule 14e-2. Your response should address what steps you have taken to disseminate the information required by Schedule 14D-9 and why. In addition, state how you intend to disseminate an amended document filed in response to these comments.

4. As you know, the Company has not taken a position with respect to the tender offer, on the grounds that doing so is not within the scope of the authority granted to the Joint Provisional Liquidators in the November Order of the Bermuda Court. Indicate what steps the
Joint Provisional Liquidators have taken to seek such authority from the Bermuda Court in order to comply with the Company`s obligations under the U.S. federal securities laws. If you have not taken any such steps, discuss why not, with a view to explaining how you have complied with Rule 14e-2.

5. Given the lack of information available about the Company, discuss the terms of the series A Preferred Shares that are the subject of this tender offer. Focus on features relevant to the offer and the Company`s financial situation. For example, do the Series A Preferred
Shares have a preference upon liquidation? What is the amount of accrued but unpaid dividends on the Series A Preferred Shares? What would Series A Preferred shareholders receive upon liquidation (assuming assets were available)?

6. Generally describe the time frame for the liquidation. When will the liquidation process be completed? If you are unable to provide a time frame, explain why, and describe what event(s) must occur before the "winding up" of the Company is completed.

7. The disclosure in Section 4 of the Schedule 14D-9 indicates that the Joint Provisional Liquidators "have no information to cause them to disagree with the statement in the Company`s Quarterly Report on
Form 10-Q for the quarter ended June 23, 2003 that `it is unlikely that any of the holders of (Shares) will receive any return on their investment in the near term, if at all.`" We also note the disclaimer that the Joint Provisional Liquidators have not conducted an analysis to determine if that statement remains accurate. However, disclosure in Item 7 of the Schedule 14D-9 states that the Joint Provisional Liquidators "are aware of interest by certain third parties in purchasing LaSalle Re Ltd., a direct subsidiary of the Company." In light of the above, please provide disclosure to clarify the following issues:

(i) The statement concerning the likelihood of a return for shareholders in the Form 10-Q is attributed to Trenwick, not the Company. Why is this equivalent to a statement by the Company?

(ii) If LaSalle Re Ltd. may be sold, clarify why you believe that Series A Preferred shareholders are nevertheless unlikely to receive any proceeds upon liquidation.

(iii) What is the approximate time table for a sale of this subsidiary? How did you become aware of their interest in purchasing
LaSalle Re Ltd.? Have any potential terms of a sale have been discussed? (and if so, describe them)

8. Disclose whether LaSalle Re Ltd. is an operating company.

9. No date is provided for the material filed as Exhibit (a)(2) to the Schedule 14D-9, nor do you describe the format of the disclosure
(i.e., press release, newspaper advertisement, etc.). Please revise.

10. The reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in Exhibit (a)(2) are inappropriate, since the safe harbor provisions do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not reference the safe harbor provisions of the Reform Act in any future statements made in connection with the tender offer.

11. The disclaimer concerning an obligation to update statements made in Exhibit (a)(2) is inappropriate, given the Company`s obligations under Rules 14d-9(c) and 14e-2(b). Please confirm your understanding in the response letter and avoid such a disclaimer in future offer materials.

Closing Comments

Please revise your Schedule 14D-9 to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence.
The
letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from LaSalle Re Holdings Limited acknowledging that:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at
(202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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Michael Morrison
John Wardrop
January 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE